July 9, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Life Sciences
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:Tracie Mariner

Kevin Vaughn

Re:	AEON Biopharma, Inc. Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2023

Filed May 14, 2024

File No. 001-40021

To the addresses set forth above:

On behalf of AEON Biopharma, Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in its letter dated June 27, 2024 with respect to the Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2023 filed on May 14, 2024 by the Company (the “Form 10-K/A”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 10-K/A.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023

Explanatory Note

Clawback Policy Considerations, page 1

1.	We note that in 2023 your executive officers received bonuses based on the achievement of key performance indicators as determined by your board of directors. We also note the statement that you performed a recovery analysis and determined there was no incentive-based compensation tied to financial performance for any of our executive officers during the relevant recovery period. Please briefly explain to us why the application of the recovery policy resulted in this conclusion. See Item 402(w)(2) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment.

As disclosed in the Explanatory Note, the Company reported on Form 8-K filed with the SEC on May 1, 2024 that the Board of Directors of the Company (the “Board”), based on the recommendation of, and after consultation with, the Company’s management, concluded that the Company’s previously issued financial statements as of December 31, 2023 were required to be restated. The Explanatory

Note further discloses that the restatement was related to the write-off of the acquired in-process research and development (IPR&D) that was recorded “on the line” at the close of the Merger in the Successor’s opening accumulated deficit, and that upon further review, the Company determined the acquired IPR&D should have been reflected in the Successor’s opening balance sheet at the close of the Merger and the subsequent write-off should have been recognized in the consolidated statement of operations and comprehensive loss for the Successor period. As such, the error resulted in non-cash corrections to increase the loss reported on the Successor’s consolidated statement of operations and comprehensive loss for the Successor periods from July 22, 2023 to December 31, 2023, and had no impact on the Company’s cash balances or operating cash flows for the period indicated.

As previously described in the Company’s Proxy Statement on Schedule 14A filed with the SEC on April 29, 2024 under the section entitled “— 2023 Bonuses,” in 2023, the Company’s executive officers participated in an annual discretionary incentive plan under which cash incentive payments were awarded at the discretion of the Board, and were based on the Board’s general assessment of each executive’s individual performance and individual contributions to the achievement of specified pre-established performance goals (“Key Performance Indicators”).

The Key Performance Indicators that the Board referenced to help determine each executive officer’s discretionary bonus included the following: (i) corporate development milestones, (ii) corporate operational milestones, (iii) achievement of a successful initial public offering or qualified financing, (iv) achievement of key financial budget metrics and (v) achievement of product development milestones.

The only Key Performance Indicator that the Board used as a guideline in determining 2023 bonuses that could constitute a “financial reporting measure” as defined under 17 CFR 240.10D-1(d) is the achievement of key financial budget metrics.  The key financial budget metrics Key Performance Indicator covered cash-related goals.  More specifically, it included (i) utilization of more than 75% of capital/cash for R&D support, (ii) focus on managing variable costs versus fixed costs and (iii) extending cash runway by managing expenses until the next qualified financing.  The other Key Performance Indicators covered operational goals or subjective standards that do not constitute financial reporting measures.  Additional details regarding the other Key Performance Indicators mentioned above include: (i) corporate development milestones (such as building and retaining talent and securing a strategic R&D partner), (ii) corporate operational milestones (such as balancing headcount where critically needed in R&D and Finance and managing legal risks and patent/trademark portfolios), (iii) achievement of a successful initial public offering (which included a business combination) or qualified financing and (iv) achievement of product development milestones (such as completion of Phase 2 studies and enrollment of Phase 3 studies).

Since the restatement resulted in non-cash corrections and had no impact on the Company’s cash balances or operating cash flows, the restatement did not impact the key financial budget metrics Key Performance Indicator that the Board referenced to determine the 2023 discretionary cash bonuses awarded to executive officers during the relevant recovery period.

As such, none of the 2023 cash bonuses were required to be recovered pursuant to the Company’s Policy for Recovery of Erroneously Awarded Compensation (the “Clawback Policy”).

Additionally, none of the other compensation received by the executive officers on or after the effective date of the Clawback Policy, which consisted of base salary and equity-based awards, including restricted stock units and stock options, were granted, earned, and/or vested (or will vest) based on the attainment of one or more financial reporting measures.

2.	It appears that you have not provided your disclosure about your recovery analysis in an Interactive Data File in accordance with Rule 405 of Regulation S-T and the EDGAR Filer Manual. In future filings where you conduct a recovery analysis, please also include the interactive data.

Response: The Company respectfully acknowledges the Staff’s comment. The interactive data for the recovery analysis was inadvertently excluded. The Company agrees and has noted for future filings that the interactive data should be included for recovery analysis in accordance with Rule 405 of Regulation S-T.

* * *

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (949) 298-2211 with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alex Wilson

Alex Wilson

EVP, Chief Legal Officer and Corporate Secretary

of AEON Biopharma, Inc.

cc:(via email)

Marc Forth, Chief Executive Officer, AEON Biopharma, Inc.

Jennifer Sy, Vice President, Corporate Controller, AEON Biopharma, Inc.

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP

Eric Hanzich, Esq., Latham & Watkins LLP